Hang Feng Technology Innovation Co., Ltd.

April 23, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Dietrich King Rucha Pandit Valeria Franks
Joel Parker

Re:	Hang Feng Technology Innovation Co., Ltd.
Draft Registration Statement on Form F-1
Submitted March 12, 2025
CIK No. 0002060083

Ladies and Gentlemen:

This letter is in response to the letter dated April 8, 2025, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Hang Feng Technology Innovation Co., Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended draft registration statement on Form F-1 (the “Amended DRS”) is being filed to accompany this letter.

Draft Registration Statement on Form F-1

Cover Page

1.	We note your disclosure that “Hang Feng is a holding company incorporated in the Cayman Islands with no material operations of its own.” Please revise to also clearly state that Hang Feng is not a Hong Kong operating entity. Additionally, please revise the cover page to explain whether the holding company structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies.

Response: In response to the Staff’s comments, we have revised our disclosure on the cover page of the Amended DRS to state that we are not a Hong Kong operating entity. We also clarified on the cover page of the Amended DRS that our holding company structure is not used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in such operating companies.

2.	Please revise the cover page to provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page. Lastly, please include cross references to the individual risk factors identified on the cover page.

Response: In response to the Staff’s comments, we have revised our disclosure on the cover page and pages 9 to 13 of the Amended DRS to accordingly.

3.	Please revise the cover page to provide, as you do starting on page 8, a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries or to investors, and quantify the amounts where applicable. Additionally, please provide on the cover page and in the section of the prospectus summary captioned “Transfers of Cash to and from Our Subsidiaries” cross-references to the consolidated financial statements.

Response: In response to the Staff’s comments, we have revised our disclosure on the cover page of the Amended DRS to include a description of how cash is transferred through our organization, and stated that there was no transfer, dividend or distributions made to date between Hang Feng, its subsidiaries or to investors. The cross-references to the consolidated financial statements were added on the cover page and page 12, respectively.

4.	Please revise the cover page, the section of the prospectus summary captioned “Transfers of Cash to and from Our Subsidiaries,” the summary risk factors and risk factors sections to disclose that to the extent cash or assets in the business is in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross references to these other discussions.

Response: In response to the Staff’s comments, we have revised our disclosure on the cover page, pages 5, 11, 17, 18 of the Amended DRS, accordingly. We have also added relevant cross-references on the cover page to these discussions.

5.	Please revise the cover page to discuss, as you do on page 9, whether there are limitations on your ability to transfer cash between you, your subsidiaries or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

Response: In response to the Staff’s comments, we have revised our disclosure and added the cross-references on the cover page of the Amended DRS accordingly.

6.	Please revise the cover page to disclose, as you do on page 8, that you do not have cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Response: In response to the Staff’s comments, we have revised our disclosure and added a cross-reference on the cover page of the Amended DRS to disclosure that we currently do not have cash management policies that dictate how funds are transferred within our organization.

Prospectus Summary, page 1

7.	In your “Corporate Management Consulting Services” discussion on page 1, please disclose, if true, that to date your largest client is a related party of the Company, HF Holdings, which is the largest shareholder of the Company.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 1 and 2 of the Amended DRS accordingly.

8.	We note your disclosure on pages 7, 38 and 39 that you will be a controlled company following the offering. Please revise the prospectus summary to state as much and i) identify and disclose the percentage of voting power to be held by the controlling stockholder following the offering, ii) state, if true, that the controlling stockholder will have the ability to determine all matters requiring approval by stockholders and iii) clarify, to the extent true, that in the event that you were to lose your “controlled company” status, you could still rely on the relevant listing exchange’s rules that permit a foreign private issuer to follow its home country requirements to some extent concerning corporate governance issues, including whether a majority of its board of directors must be independent. Please make conforming revisions to pages 38 and 39 to the extent such disclosure is not already provided.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 15 and 44 of the Amended DRS accordingly.

9.	Please revise your revenue discussion contained in the last paragraph of this section to address your net income or losses for the respective periods.

Response: In response to the Staff’s comments, we have revised in the last paragraph of the section of the prospectus summary captioned “Overview” on page 2 of the Amended DRS to address our net income or losses for the years ended December 31, 2024 and 2023.

Growth Strategies, page 3

10.	Regarding your intent to enhance your technology capabilities in FinTech and AI, as discussed in the final bullet on page 3, please disclose whether you intend to develop proprietary technology, utilize open-source technology, or license the use of such technology. To the extent you intend to license existing or future technologies or plan to utilize proprietary and/or open-source technology, please also revise your risk factor disclosure accordingly.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 3, 28 and 78 of the Amended DRS to disclose that as of the date of the prospectus, we do not plan to develop proprietary technology, utilize open-source FinTech and AI technologies.

Risks Relating to Doing Business in Hong Kong, page 5

11.	Please ensure that each summary risk factor in this section includes a cross-reference (title and page number) to the relevant individual detailed risk factor.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 5 to 9 of the Amended DRS to include cross-reference (title and page number) to the relevant individual detailed risk factor.

12.	We note your disclosure that “[t]he PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations.” Please revise here and the title of the risk factor on page 13 to clearly state that the Chinese government may intervene or influence your operations at any time.

Response: In response to the Staff’s comments, we have revised our disclosure on the cover page, the pages 5, 9, and 17, of the Amended DRS to clearly state that the Chinese government may intervene or influence our operations at any time.

Regulatory Development in the PRC, page 8

13.	We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals from the CAC or CSRC to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained. If you did rely on counsel, please name counsel here and file counsel’s consent as an exhibit.

Response: In response to the Staff’s comment, we have revised our disclosure on the cover page, pages 10, 12, 18 and 19 of the Amended DRS to clarify that we have relied on an opinion of our PRC counsel, Han Kun Law Offices, with respect to the conclusions that we do not need any permissions or approvals from the CAC or CSRC to operate our business and to offer securities to investors. We also updated the exhibits index on page II-2 to include a consent letter from Han Kun Law Offices as exhibit 23.4.

Permission Required from Hong Kong Authorities, page 9

14.	Please describe here the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 10, 12 and 19 of the Amended DRS to describe the consequences are that any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer our ordinary shares to foreign investors and could cause the value of such securities to significantly decline or be worthless.

Implications of Being a Foreign Private Issuer, page 11

15.	We note your disclosure that you are permitted to adopt certain home country practices in relation to corporate governance matters that may differ significantly from other corporate governance listing standards. Please expand your disclosure to clarify whether you intend to rely on home country practices and, if so, specify which, as you do on page 41.

Response: In response to the Staff’s comments, we have revised our disclosure on the pages 15, 46 and 47 of the Amended DRS.

We rely on a limited number of key clients for our business . . ., page 19

16.	We note that for the years ended December 31, 2024 and 2023 your “top five clients accounted for 59.6% and 100% of [y]our total revenues” and that for the same period, your largest client, HF Holdings, “accounted for 38.4% and 100% of [y]our total revenue, respectively.” We also note your disclosure on page 77 that for the years ended December 31, 2024 and 2023, “revenue from [y]our top two clients accounted for 54.7% and 100%, respectively.” To the extent you are materially dependent on any clients aside from HF Holdings, please disclose the name of such clients. Additionally, please describe the material terms of any agreements entered into with such customers to the extent they differ from the terms summarized on page 84 and file such agreements as exhibits to the registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comments, we have revised our disclosure on page 23 of the Amended DRS to disclose that we are materially dependent on Hang Feng International Holdings Co., Limited (the “HF Holdings”) and Mr. QIAN Fenglei as our clients for the years ended December 31, 2024 and 2023. We have also revised our disclosure on page 80 to describe the material terms of the agreement with Mr. QIAN Fenglei. We included such agreement as Exhibit 10.4 to the Amended DRS.

Inflation, especially the increases in labor costs, may adversely affect our business and results of operations, page 28

17.	We note your disclosure that “both the Hong Kong and global economies have experienced general increases in inflation and labor costs” and that “[f]or the years ended December 31, 2024 and 2023, [y]our employee costs were approximately US$675,932 and US$681,014, respectively, accounting for 64.6% and 57.2% of total cost of revenues.” To the extent inflation has materially impacted your business and operations, please update here and your Management’s Discussion and Analysis of Financial Condition and Results of Operations section to clearly state as much.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 34 and 60 of the Amended DRS accordingly.

Related Party Transactions, page 102

18.	Please revise to provide the related party disclosure through the date of the prospectus rather than as of December 31, 2024. Refer to Item 7.B. of Form 20-F.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 109 and 110 of the Amended DRS to include the related party disclosure through the date of the prospectus.

Note 3 - Business combinations, page F-18

19.	Please revise to provide the information required by ASC 805-10-50-2h.

Response: In response to the Staff’s comments, we have revised our disclosure on pages F-19 to F-21 of the Amended DRS to disclose the information required by ASC 805-10-50-2h.

Note 11 - Segment reportings, page F-23

20.	Please identify the measure or measures of a segment’s profit or loss that the chief operating decision maker uses in assessing segment performance and deciding how to allocate resources. Refer to ASC 280-10-50-28A and 280-10-55-15E.

Response: In response to the Staff’s comments, we have revised our disclosure on page F-25 of the Amended DRS accordingly.

General

21.	We note your disclosure on page 35 that “[t]he initial public offering price for our ordinary shares will be determined by negotiation between us, the Selling Shareholders and the Underwriters.” However, there does not appear to be any further discussion of such Selling Shareholders or a related resale offering. Please revise or advise.

Response: In response to the Staff’s comments, we have removed references to the “Selling Shareholders” on page 40 of the Amended DRS as we do not intend to register any resale of our shareholders’ securities.

22.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: In response to the Staff’s comments, we confirmed that as of the date hereof, there has been no such written communication as defined in Rule 405 under the Securities Act.

23.	Please provide us with an analysis as to whether you believe you are, or will be, an investment company under the Investment Company Act of 1940. Please tell us what exemption from the Investment Company Act you are relying on (if any) and provide us with a detailed legal analysis supporting your determination that the exemption is available to you. Your analysis should include all facts upon which your determination is based. In this regard, we note you disclose that you provide asset management services and that HF CM acts as the fund manager of the Global Innovation SP portfolio under HF Fund SPC, while HF IAM serves as the investment advisor to this portfolio. We also note you disclose that HF CM provides fund management services to HF Fund SPC, including portfolio management, compliance with investment mandates, and executing investment decisions.

Response: We respectfully advise the Staff that we do not believe we are, or will be, an investment company under the Investment Company Act of 1940. Our legal analysis is as follows:

Determination of the “Investment Company”

The Investment Company Act of 1940 (the “1940 Act”) provides three separate definitions of “investment company” under its Section 3(a)(1)(A), (B) and (C). Sections 3(b) and 3(c) of the 1940 Act, along with certain rules promulgated under these and other provisions of the 1940 Act, provide specific exclusions or exceptions from the foregoing definitions. We will discuss the three different definitions one by one, as outlined below.

A. Section 3(a)(1)(A)

(1)	Rules

Section 3(a)(1)(A) of the 1940 defines “investment company” as any issuer which “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.” Whether an issuer is engaged primarily in the “business of investing, reinvesting, or trading in securities” under Section 3(a)(1)(A) is in each case largely a factual question that depends on the issuer’s actual business activities.

(2)	Analysis

Tonopah Mining Company of Nevada (26 SEC 426 (1947)) outlined the below five factors (the “Tonopah Factors”) to determine (i) whether an issuer is primarily engaged in a business for purposes of Section 3(a)(1)(A); and (ii) whether an issuer was primarily engaged in a non-investment business for purpose of Section 3(b)(1) (see discussion below).

1.	Historic Development

On October 15, 2024, the Company was incorporated under the laws of Cayman Islands as an exempt company with limited liability. It engaged in business exclusively through a total of four direct and one indirect wholly owned subsidiaries.

Through one of its direct owned subsidiaries in Hong Kong, Starchain Investment Trading Limited (the “Starchain”), the Company has been providing corporate management consulting services in exchange for service fees since 2023, primarily serving clients listed on the Hong Kong Stock Exchange and U.S. stock exchanges.

In the fourth quarter of 2024, the Company started a new business line to provide asset management services through two directly owned subsidiaries, Hang Feng Capital Management Limited (the “HF CM”), incorporated in the Cayman Islands, and HF Fund SPC, incorporated in Hong Kong, as well as an indirectly owned subsidiary, Hang Feng International Asset Management Limited ( the “HF IAM”) , incorporated in the British Virgin Islands.

Specifically, as of date hereof, HF CM acts as the fund manager of the Global Innovation SP portfolio under HF Fund SPC, while HF IAM serves as the investment advisor to this portfolio. The subscription amount in HF Fund SPC were raised and closed on December 16, 2024. During the course of services, revenue was recognized solely from subscription fees and management fees.

Another directly owned subsidiary of the Company, Shine Prosperity Holding Limited (the “Shine Prosperity”), has no substantial operations other than holding all of the outstanding share capital of HF IAM.

As of December 31, 2024, none of the Company or its subsidiaries is primarily engaged in the business of investing, reinvesting or trading in securities and nor does any of them hold itself out as being engaged primarily in such business.

2.	Public Representations

In its public representations and statements, including on an enterprise-wide basis and through the activities of its subsidiaries and parent organization, the Company presents itself to the public as a holding company that is primarily engaged in the corporate management consulting and asset management services through its subsidiaries.

3.	Activities of the Directors, Officers and Employees

The officers, directors and employees of the Company and its operating subsidiaries devote substantially all of their time managing the Company’s business of corporate management consulting services and asset management services.

4.	The Nature of the Company’s Assets

	December 31, 2024	December 31, 2023
Assets

Current Assets
Cash	$2,534,502	$74,898
Short-term investment	—	30,775
Accounts receivable	55,266	—
Receivable from shareholders	3,000,000	—
Other receivables and prepaid expenses	152,805	138,183
Total current assets	5,742,573	243,856

Property and equipment, net	33,079	1,750
Intangible assets, net	270,795	—
Deferred tax assets, net	142,638	181,347
Total assets	$6,189,085	$426,953

The Company held no short-term investments as of December 31, 2024, and such investments accounted for 7.2% of the Company’s total assets of US$426,953 as of December 31, 2023. The Company also does not hold any long-term investments as of the date of this letter. As a result, the Company believes that the nature of its assets supports its position that it is not an investment company.

5.	Sources of Income

	For the Years Ended December 31,
	2024	2023
Revenue:
Management consulting services	$594,878	$—
Management consulting services-related parties	779,840	119,534
Fund subscription revenue	637,777	—
Fund management revenue	16,774	—
Total revenues	2,029,269	119,534
Gain (Loss) on short-term investment	3,423	(4,315)

Substantially all of the Company’s net income after taxes was derived from the revenues of its subsidiaries engaging in management consulting, asset management services (including fund subscription and fund management services). For the fiscal year ended December 31, 2024, the Company generated US$2.0 million in revenue through its subsidiaries’ operating activities, accounting for 99.6% of its net income after taxes. In contrast, its disposal of short-term investments (investment in public shares of Hong Kong listed companies and mutual funds) contributed only US$3,423, or 0.4% of its net income.   As a result, the Company believes that the sources of its income also supports its position that it is not an investment company as of the date of this letter.

(3)	Conclusion

Based on the foregoing, the Company respectfully submits that the Company is not engaged primarily in the investment company business under Section 3(a)(1)(A).

B. Section 3(a)(1)(B)

Section 3(a)(1)(B) of the 1940 defines “investment company” as any issuer which “is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding.” Neither the Company nor any of its subsidiaries is engaged, has been engaged or proposes to engage in the business of issuing face-amount certificates of the installment type. Accordingly, the Company and its subsidiaries clearly do not fall within the definition of “investment company” under Section 3(a)(1)(B).

C. Section 3(a)(1)(C)

(1)	Rules

Section 3(a)(1)(C)

Section 3(a)(1)(C) of the 1940 Act defines “investment company” as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. As relevant here, Section 3(a)(2) of the 1940 Act defines “investment securities” to include all securities other than government securities, securities issued by employees’ securities companies securities, and securities issued by majority-owned subsidiaries which are not, themselves, investment companies, and are not relying on the exclusion from the definition of investment company in Section 3(c)(7) of the 1940 Act.

Rule 3a-1

Notwithstanding the foregoing, Rule 3a-1 under the 1940 provides that an issuer will not be deemed an investment company under Section 3(a)(1)(C) if no more than 45% of the value of the issuer’s total assets (exclusive of government securities and cash items) consists of securities (the “45% Asset Test”). In addition, no more than 45% of the issuer’s net income after taxes for the last four fiscal quarters combined may be derived from securities (the “45% Income Test”). The foregoing percentages must be determined on an unconsolidated basis, except that the issuer must “consolidate its financial statements with the financial statements of any wholly-owned subsidiaries.”

Section 3(b)(1)

In addition, Section 3(b)(1) under the 1940 Act provides that an issuer will not be deemed an investment company under Section 3(a)(1)(C) if it is “primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities. Determining whether an issuer is “primarily engaged” in a non-investment company business under Section 3(b)(1) turns on an analysis of the exact same Tonopah factors that an issuer must consider in determining whether it is primarily engaged in the investment company business under Section 3(a)(1)(A). See our discussion of Tonopah above.

(2)	Analysis

Exclusion from the definition of investment company under Rule 3a-1

The Company is excluded from the Section 3(a)(1)(C) definition of investment company under Rule 3a-1. As of December 31, 2024, the Company had total consolidated assets (exclusive of government securities and cash items) of $$3,654,583 (the denominator). Of this total, nil in assets were attributable to investment securities. Thus, the Company clearly satisfied the 45% Asset Test as of December 31, 2024.  It also satisfied the 45% Income Test as of that date. Specifically, as of December 31, 2024, the Company’s consolidated net income after taxes for the previous four fiscal quarters combined was $866,769 (the denominator). Of this total, $3,423 in net income was derived from investment securities (the numerator). Thus, as of December 31, 2024, 0.4% of the Company’s net income after taxes for the previous four fiscal quarters combines was derived from investment securities.

Exception from the definition of investment company under Section 3(b)(1)

Notwithstanding the foregoing, the Company is not an investment company under Section 3(a)(1)(C) of the 1940 Act because it is exempt under Section 3(b)(1). As the analysis of the five Tonopah factors set forth above in the discussion regarding Section 3(a)(1)(A) identified, the Company is primarily engaged directly and through its subsidiaries in a business other than that of investing, reinvesting, owning, holding, or trading in securities.

(3)	Conclusion

In light of the foregoing thorough analysis of the applicable provisions and the Company’s factual circumstances, the Company is not an “investment company” as defined in Sections 3(a)(1)(A), 3(a)(1)(B), or 3(a)(1)(C) under the 1940 Act. Although the entirety of the above analysis has been completed as of December 31, 2024, the Company does not believe that any events have occurred during the subsequent period up to the date hereof that would result in substantial changes to any of the above analysis. The Company will continue to monitor its cash items and investment securities to ensure that it does not become subject to the 1940 Act in the future.

* * * * * * * * * * * * * * * *

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Joan Wu, Esq. and Sally Yin, Esq. of Hunter Taubman Fischer & Li LLC, at (212) 530-2206 and (212)-202-6380.

Very truly yours,

/s/ XU Zhiheng
Name:	XU Zhiheng
Title:	Chief Executive Officer

cc:	Joan Wu, Esq. Sally Yin, Esq. Hunter Taubman Fischer & Li LLC